Exhibit 10.4

INTELLECTUAL PROPERTY LICENSE AGREEMENT

This INTELLECTUAL PROPERTY LICENSE AGREEMENT (this "Agreement") is dated as of   , 2002, and is between TRW AUTOMOTIVE INC. ("*Licensor*"), a corporation organized under the laws of Delaware and a wholly-owned subsidiary of TRW INC., and TRW INC. ("*Licensee*"), an Ohio corporation. Licensor and Licensee are sometimes referred to herein individually as, *"Party"* and collectively as, the *"Parties."* All terms used but not defined herein, shall have the meaning set forth in the Distribution Agreement (as defined below).

WHEREAS, the Licensor and Licensee have entered into that certain Master Distribution Agreement of the even date herewith (the "*Distribution Agreement*"), which provides, among other things, for the separation of the TRW Automotive Business from Licensee;

WHEREAS, included in the TRW Automotive Assets is certain intellectual property that may be currently used or being developed for use in connection with Licensee's TRW Business; and

WHEREAS, Licensee desires to receive a license to such intellectual property upon the terms and conditions set forth herein;

NOW THEREFORE, in consideration of the foregoing premises, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto hereby covenant and agree as follows:

1.   **LICENSE GRANT**

1.1 *License Grant.* Effective from and after the Distribution Date, Licensor hereby grants to Licensee, and Licensee hereby accepts from Licensor, a perpetual, irrevocable, royalty-free license, to use the TRW Automotive Licensed IP, as such TRW Automotive Licensed IP is set forth on *Schedule 1.1* hereto, solely to make, have made, import, use, offer for sale, and sell products and processes in the TRW Business. Such license includes, without limitation, the right, subject to Section 7 below, to make copies of, distribute, and create derivative works from any copyrighted materials included in TRW Automotive Licensed IP and the right to use any trade secrets included in TRW Automotive Licensed IP. Such license shall be exclusive for a period of ten (10) years from and after the Distribution Declaration Date, as defined in the Distribution Agreement, and nonexclusive thereafter.

1.2 *Copies.* Licensee may make such number of copies of the applicable TRW Automotive Licensed IP as is reasonably necessary to accomplish the permitted uses set forth in Section 1.1. All copies shall be subject to the terms and conditions of this Agreement.

1.3 *Exclusion of All Other Rights.* Except as expressly provided herein, Licensee is granted no rights or licenses whatsoever in or to the TRW Automotive Licensed IP or any other Licensor products, services or other Licensor intellectual, proprietary or personal rights. All rights and licenses not expressly granted in this Agreement are hereby expressly reserved by Licensor. In particular and without limiting the foregoing, nothing in this Agreement will be deemed to convey to Licensee the legal title to any TRW Automotive Licensed IP.

1.4 *Right to Sublicense.* Licensee may grant sublicenses to any Subsidiary of Licensee and, to the extent reasonably required to the normal conduct of the TRW Business, to joint ventures, suppliers, customers, and competitors. Any such sublicense shall be subordinate to and conformant with the terms and conditions of this License, and shall not include the right for such sublicensee to grant sublicenses. Except as set forth in the preceding sentence, Licensee shall not sublicense, lease, or otherwise distribute or transfer in any way any TRW Automotive Licensed IP.

1.5 *Intellectual Property Notices and Markings.* Licensee shall accurately produce and reproduce all Licensor intellectual property notices on all copies Licensee produces or reproduces of the TRW Licensed IP. In no event shall Licensee remove any Licensor intellectual property notices from any materials.

2. OWNERSHIP

2.1 *TRW Licensed IP.* Licensee acknowledges and agrees that, as between the parties and subject to the rights and licenses granted herein, Licensor is, and at all times shall remain, the sole and exclusive owner of all right, title and interest, throughout the world (including all intellectual property and other proprietary rights), in and to all TRW Licensed IP, and any copies of the TRW Licensed IP, whether made by or on behalf of Licensor or Licensee.

3. PROTECTION OF LICENSED TECHNOLOGY

3.1 *Legal Action.* Except as set forth below, Licensor shall maintain sole control and discretion over the prosecution and maintenance with respect to all rights, including all intellectual property rights in and to the TRW Automotive Licensed IP. Licensor will provide Licensee with quarterly renewal reports, and within thirty (30) days of receipt of such a report Licensee shall inform Licensor as to which patents Licensee wishes to have maintenance fees paid.

3.2 *Protection of Intellectual Property Rights.*

3.2.1 Licensor and the Licensee shall cooperate to police diligently the TRW Licensed IP. The Licensee shall promptly notify Licensor in writing of any unauthorized use, infringement, misappropriation, dilution or other violation of the TRW Licensed IP of which it becomes aware.

3.2.2 Licensor shall have the primary right, but not the obligation, to bring and control any suits against any unauthorized use, infringement, misappropriation, dilution or other violation of the TRW Automotive Licensed IP in the fields of the TRW Businesses, unless Licensor otherwise consents in writing. If Licensor elects not to exercise this right, Licensor shall provide Licensee with an explanation of its reason for not bringing an action. Unless Licensor has a commercially reasonable reason for not bringing an action (which reason cannot be the cost of litigation) which outweighs Licensee's reasons for wishing an action to be brought, Licensor (at Licensee's request) shall execute appropriate documents to authorize

2

the Licensee to bring and to control such action, and Licensor shall reasonably assist Licensee in any such action, including being named as a party to such litigation as required by law. The Licensor shall have the right to participate and be represented in any such action, suit or proceeding by its own counsel at its own expense. The Licensor shall have no claim of any kind against Licensee based on or arising out of the Licensee's handling of or decisions concerning any such action, suit, proceeding, settlement, or compromise, and the Licensor hereby irrevocably releases Licensee from any such claim. A party conducting such a suit (whether Licensee or Licensor) shall consult with the other party and obtain the other party's consent before entering into any settlement or compromise that makes concessions regarding validity and/or infringement of the TRW Automotive Licensed IP. If Licensee elects to pursue such action, suit or proceeding hereunder, then Licensee will be entitled to retain the entirety of any award arising from such suit.

3.2.3 The Licensee agrees to cooperate with Licensor in any litigation or other enforcement action that Licensor may undertake to enforce or protect the TRW Automotive Licensed IP in the fields of the TRW Businesses pursuant to Section 3.2.1 and, upon Licensor's request, to execute, file and deliver all documents and proof necessary for such purpose, including being named as a party to such litigation as required by law. The Licensee shall have the right to participate and be represented in any such action, suit or proceeding by its own counsel at its own expense. The Licensee shall have no claim of any kind against Licensor based on or arising out of the Licensor's handling of or decisions concerning any such action, suit, proceeding, settlement, or compromise, and the Licensee hereby irrevocably releases Licensor from any such claim.

3.2.4 Each Party shall bear the costs, fees and expenses incurred by it in complying with the provisions of this Section 3.2, including those incurred in bringing or controlling any such suits.

4.   **REPRESENTATIONS AND WARRANTIES**

4.1 Each party hereto represents and warrants that (i) it is a corporation duly organized, validly existing and in good standing under the laws of its state of incorporation, (ii) it has the corporate power and authority to enter into this Agreement, and the execution, delivery and performance of this Agreement and the transactions and other documents contemplated hereby have been duly authorized by all necessary corporate action on the part of Licensor, and (iii) this Agreement has been duly executed and delivered by the authorized officers of such party, and constitutes a legal, valid and binding obligation of the party, fully enforceable against such party in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium, and similar laws of general applicability relating to or affecting creditors' rights, and general equity principles.

5.   **INDEMNIFICATION AND RELEASE**

5.1 Licensee will indemnify, protect, defend and hold harmless Licensor and its employees, officers and directors from and against all third-party claims, liabilities, suits, damages, costs and expenses including without limitation reasonable attorneys' fees, of any kind, involving any actual or alleged infringement by Licensee of any third party's Intellectual Property rights arising out of Licensee's use of the TRW Automotive Licensed IP.

5.2 Licensor hereby releases and forever discharges Licensee, its Affiliates, and their respective past and present directors, officers, employees, suppliers (but only to the extent such suppliers have been using the TRW Automotive Licensed IP consistent with the permission of Licensor or Licensee for the purpose of supplying products to Licensee prior to the date of this Agreement), and customers and end users (but only to the extent such customers and end users have been using the TRW Automotive Licensed IP consistent with the permission of Licensor or Licensee prior to the date of this Agreement in connection with products or services purchased from Licensee or its Affiliates) from all claims, demands, or causes of action that Licensor may have based on any use of any TRW Automotive Licensed IP by such persons by virtue of the manufacture, use, importation, offer for sale, or sale of products in connection with the TRW Business at any time prior to the effective date of this Agreement.

6. **LIMITATIONS ON LIABILITY**

6.1 *Disclaimer of Consequential and Special Damages.* TO THE MAXIMUM EXTENT PERMITTED BY LAW, NEITHER PARTY NOR ANY RELATED ENTITY THEREOF SHALL BE LIABLE UNDER THIS AGREEMENT TO THE OTHER PARTY, ANY RELATED ENTITY THEREOF OR ANY OTHER THIRD PERSON FOR ANY INDIRECT, INCIDENTAL, CONSEQUENTIAL, SPECIAL, RELIANCE OR PUNITIVE DAMAGES OR LOST OR IMPUTED PROFITS, LOST DATA OR COST OF PROCUREMENT OF SUBSTITUTE GOODS OR SERVICES, WHETHER LIABILITY IS ASSERTED IN CONTRACT, TORT (INCLUDING NEGLIGENCE AND STRICT PRODUCT LIABILITY) INDEMNITY OR CONTRIBUTION, AND IRRESPECTIVE OF WHETHER A PARTY OR ANY RELATED ENTITY HAS BEEN ADVISED OF THE POSSIBILITY OF ANY SUCH LOSS OR DAMAGE.

7. **CONFIDENTIALITY**

7.1 Licensee will use reasonable efforts to hold in confidence information of a sensitive business or technical nature that it has received from the businesses of Licensor prior to the execution of this Agreement, but Licensee may use such information for any purpose and may disclose such information to others to the extent reasonably necessary or desirable in connection with the ordinary conduct of its business. For a period of 60 days following the Distribution Date, Licensor may notify Licensee of particular information, disclosed to Licensee by Licensor prior to the Distribution Date, that is of a special character requiring special handling. Promptly after receipt of any such notice, the parties shall discuss and agree upon special procedures, appropriate to the nature of the information, to protect for a limited time the confidentiality and scope of use of such information while taking due account of Licensee's practical business needs.

7.2 Nothing in this Section 7 shall require Licensee to hold in confidence or otherwise protect from unauthorized use of disclosure any information that: (i) is known to Licensee at the time of receipt; or (ii) is or becomes publicly available through no wrongful act of Licensee; or (iii) is rightfully received by Licensee from a third party without restriction and without breach, known by Licensee, of any agreement; or (iv) is independently developed by Licensee without breach of this Agreement; or (v) is furnished by Licensor to a third party without restriction.

8.   **MISCELLANEOUS**

8.1 *Notices.* All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission) and shall be given (i) by personal delivery to the appropriate address as set forth below (or at such other address for the party as shall have been previously specified in writing to the other party), (ii) by reliable overnight courier service (with confirmation) to the appropriate address as set forth below (or at such other address for the party as shall have been previously specified in writing to the other party), or (iii) by facsimile transmission (with confirmation) to the appropriate facsimile number set forth below (or at such other facsimile number for the party as shall have been previously specified in writing to the other party) with follow-up copy by reliable overnight courier service the next Business Day:

if to Licensor, to:

TRW Automotive Inc.
[Address]
Attention: [   ]
Telecopy: [   ]

and

if to Licensee, to:

TRW Inc.
1900 Richmond Road
Cleveland, OH 44124 USA
Attention: Secretary
Telecopy: 216-291-7070

All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5 p.m. (local time, place of receipt) and such day is a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding Business Day in the place of receipt.

8.2 *Amendments and Waivers.* This Agreement may not be modified or amended except by an instrument or instruments in writing signed by an authorized officer of each party. Except as otherwise provided in this Agreement, any failure of any of the parties to comply with any obligation, covenant, agreement or condition herein may be waived by the party entitled to the benefits thereof only by a written instrument signed by an authorized officer of the party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

8.3 *Headings.* The table of contents and the article, section, paragraph and other headings contained in this Agreement are inserted for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

8.4 *Counterparts.* This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same agreement.

8.5 *Entire Agreement.* This Agreement, and the Distribution Agreement, constitute the entire agreement between the parties hereto with respect to the subject matter hereof, and supersede and cancel all prior agreements, negotiations, correspondence, undertakings, understandings and communications of the parties, oral and written, with respect to the subject matter hereof.

8.6 *Governing Law.* **THIS AGREEMENT, INCLUDING ALL MATTERS OF CONSTRUCTION, VALIDITY AND PERFORMANCE, SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF OHIO, WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OR CHOICE OF LAWS OR ANY OTHER LAW THAT WOULD MAKE THE LAWS OF ANY OTHER JURISDICTION OTHER THAN THE STATE OF OHIO APPLICABLE HERETO.**

8.7 *Resolution of Disputes.* All disputes arising out of or relating to this Agreement or the breach, termination or validity thereof or the parties' performance hereunder or thereunder *("Dispute")* shall be resolved as provided by this Section 8.7.

8.7.1 *Negotiation of Disputes.*

(i) Any party shall give the other party written notice of any Dispute. The parties shall attempt to resolve such Dispute promptly by negotiation between executive officers who have authority to settle the Dispute and who are at a higher level of management than the persons with direct responsibilities for administration of this Agreement.

(ii) Within 30 days after delivery of the notice, the party receiving the notice shall submit to the other a written response. The notice and the response shall include: (i) a statement of each party's position and a summary of arguments supporting that position, and (ii) the name and title of the executive officer who will represent that party and of any other person who will accompany the executive officer during the negotiations. Within 60 days after delivery of the disputing party's notice, the executive officers of both parties shall meet at a mutually acceptable time and place, and thereafter as often as they reasonably deem necessary, to attempt to resolve the Dispute.

8.7.2 *Arbitration.*

(i) If the Dispute has not been resolved by executive officer negotiation within 90 days of the disputing party's notice requesting negotiation, or if the parties fail to meet within 60 days from delivery of said notice, such Dispute shall on the

6

demand of any party, be finally settled under the Rules of Arbitration of the Center for Public Resources *("CPR")* then in effect, except as modified herein or as mutually agreed upon by the parties.

(ii) The arbitration shall be held in Cleveland, Ohio. The arbitration proceedings shall be conducted, and the award shall be rendered, in the English language.

(iii) There shall be three arbitrators. CPR shall appoint the arbitrators from its national or regional panels in accordance with its rules, with such input from the parties as is called for under the CPR rules.

(iv) In rendering an award, the arbitral tribunal shall be required to follow the substantive law of the jurisdiction designated by the parties herein. This arbitration agreement and any award rendered thereunder shall be governed by the United Nations Convention on the Recognition and Enforcement of Foreign Arbitral Awards, 1958, and the Federal Arbitration Act, 9 USC § 1 et seq. The arbitral tribunal is not empowered to award damages in excess of compensatory damages except in the case of fraud, and each party hereby irrevocably waives any right to recover punitive, exemplary or similar damages with respect to any dispute except in the case of fraud.

(v) The award shall be final and binding upon the parties and shall be the sole and exclusive remedy between the parties with regard to any claim or counterclaim submitted to the arbitral tribunal. Judgment upon any award may be entered in any court having jurisdiction thereof.

(vi) By agreeing to arbitration, the parties do not intend to deprive any court of its jurisdiction to issue a pre-arbitral injunction, pre-arbitral attachment or other order in aid of arbitration proceedings and the enforcement of any award. Without prejudice to such provisional remedies as may be available under the jurisdiction of a national court, the arbitral tribunal shall have full authority to grant provisional remedies or to order the parties to request that a court modify or vacate any temporary or preliminary relief issued by such court, and to award damages for the failure of any party to respect the arbitral tribunal's orders to that effect. The parties hereby unconditionally and irrevocably submit to the non-exclusive jurisdiction of the state or federal courts located in Cleveland, Ohio for the purpose of any preliminary relief in aid of arbitration, or for enforcement of any award, and hereby waive any objection to such jurisdiction including without limitation objections by reason of lack of personal jurisdiction, improper venue, or inconvenient forum.

(vii) Notwithstanding the foregoing, any Dispute regarding the following is not required to be negotiated or arbitrated prior to seeking equitable relief from a court of competent jurisdiction: breach of any obligation of confidentiality, infringement, misappropriation or misuse of any intellectual property right. The parties acknowledge that their remedies at law for such a breach or threatened breach would be inadequate and, in recognition of this fact, upon such breach or threatened breach, either party, without posting any bond, and in addition to all other remedies which may be available, shall be entitled to immediately seek or obtain equitable relief in the form of

7

specific performance, a temporary restraining order, a temporary or permanent injunction or any other equitable remedy which may then be available.

8.8 *Waiver of Jury Trial.* **EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.**

8.9 *Assignment.* This Agreement may not be assigned by any party hereto without the written consent of the other party, provided, however, that each party may assign this Agreement to a Subsidiary or an Affiliate or to a purchaser of substantially all of the party's shares or assets provided that such purchaser agrees to be bound by all of the terms and conditions of this Agreement. No assignment shall relieve either Party of any of its rights and obligations hereunder arising prior to such assignment.

8.10 *Fees and Expenses.* Whether or not the transactions contemplated by this Agreement are consummated, each party shall bear its own fees and expenses incurred in connection with the transactions contemplated by this Agreement.

8.11 *Binding Nature; Third-Party Beneficiaries.* This Agreement shall be binding upon and inure solely to the benefit of the parties hereto and their respective successors and permitted assigns. Nothing in this Agreement, express or implied, is intended to or shall confer upon any other person or persons any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

8.12 *Severability.* This Agreement shall be deemed severable; the invalidity or unenforceability of any term or provision of this Agreement shall not affect the validity or enforceability of this Agreement or of any other term hereof, which shall remain in full force and effect, for so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party. If it is ever held that any restriction hereunder is too broad to permit enforcement of such restriction to its fullest extent, each party agrees that such restriction may be enforced to the maximum extent permitted by law, and each party hereby consents and agrees that such scope may be judicially modified accordingly in any proceeding brought to enforce such restriction.

8.13 *Specific Performance.* The parties hereto agree that irreparable damage would occur in the event that any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity.

8.14 *Construction.* The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

8.15 *Interpretation.* Any reference to any federal, state, local or non-U.S. statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context otherwise requires.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

TRW INC.

By: _____
        Name:
        Title:

TRW AUTOMOTIVE INC.

By: _____
        Name:
        Title:

9